UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.1 To

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

In connection with the annual meeting of shareholders (the “Annual Meeting”) of Paranovus Entertainment Technology Ltd., a Cayman Islands exempted company (the “Company”), the Company furnished the notice of the Annual Meeting and the form of proxy card along with a Form 6-K filed on May 18, 2023. The Company is filing this amendment No.1 to the Form 6-K to amend the proposals submitted for the shareholders’ approval in the Annual Meeting.

Exhibits

Exhibit No.	Description
99.1	The Amended Notice of 2023 Annual Meeting of, dated May 23, 2023, to be mailed to the shareholders of the Company
99.2	Form of Amended Proxy Card of 2023 Annual Meeting

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Ltd.

Date: May 23, 2023	By:	/s/ Xuezhu Wang
Xuezhu Wang
Chief Executive Officer

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